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                                                                  Exhibit (a)(8)



                                    PROXIMA


                                                Contact: Dennis Whittler
                                                Vice President, Finance
                                                Chief Financial Officer
                                                (619) 638-2786

FOR IMMEDIATE RELEASE

            PROXIMA CORPORATION SIGNS MERGER AGREEMENT WITH ASK asa

        San Diego, California, March 8, 1998 -- Proxima Corporation (NASDAQ:PRXM) announced today that it has entered into a definitive merger agreement with ASK asa, pursuant to which ASK will acquire all of the shares of Proxima for $11 per share, or approximately $84 million in cash. ASK will commence a tender offer within five business days. Completion of the tender offer is subject to a majority of the shares on a fully-diluted basis being tendered and other customary conditions. The tender offer will be followed as promptly as possible by a merger in which any untendered shares of Proxima stock will be converted into the right to receive $11 per share in cash.

        Based in Fredrikstad, Norway, ASK is a leading manufacturer of multimedia projection equipment. ASK is publicly traded and listed on the Oslo Stock Exchange. Under the terms of the agreement, Proxima will become a wholly-owned subsidiary of ASK.

        Commenting on the merger agreement, Kenneth E. Olson, chairman, president and CEO of Proxima, and Ole J. Fredriksen, president of ASK, stated that "this merger will create a strong competitor in the worldwide market for data-capable multimedia projectors. Proxima's powerful brand name and strong market position in the Americas are complementary to ASK's leadership position in Europe. This merger offers strategic opportunities for both technologies and marketing. We believe that this is a very synergistic combination of strengths which will give us the capability to challenge for the leadership position in our market."

        Mr. Olson will become an advisory member of ASK's board of directors and will continue as the chairman, CEO and president of Proxima. Mr. Fredriksen will join the Proxima board.

        For the twelve months ended December 31, 1997, Proxima reported revenues of $133.3 million, while ASK reported revenues of $82.0 million.
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PROXIMA CORPORATION SIGNS MERGER AGREEMENT
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        Proxima was advised by Broadview Associates LLC. ASK was advised by BT
Alex. Brown Inc., which will serve as dealer manager for the tender offer.

        The statements contained in this release regarding the expected completion of the merger, the synergistic integration of the combined companies, and the leadership position and market strength of the combined companies constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the possible objection of regulatory authorities, adverse economic and business conditions in the electronics industry, reduced demand for the products of the combined companies, the inability of the companies to consummate the merger for whatever reason, difficulties in managing the integration for the two companies, supplier and/or customer disruption caused by the merger, and other risks and uncertainties described in reports and other documents filed by Proxima from time to time with the SEC. Any of the companies' assumptions could prove inaccurate, and therefore, there can be no representation that the forward-looking information will prove to be accurate.